SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

OCEANFIRST FINANCIAL CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

675234108

(CUSIP Number)

February 16, 2018

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. 675234108	Schedule 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,596,216 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,596,216 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,216 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON OO

(1)
WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. ("WLR IV").  WL Ross & Co. LLC is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR IV.  WLR IV is the sole manager of WLR SBI AcquisitionCo, LLC ("WLR SBI").  WLR SBI holds directly 2,596,216 shares of common stock of the Issuer. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates IV LLC and WLR IV may be deemed to share voting and dispositive power over the shares  of common stock held by WLR SBI.

CUSIP No. 675234108	Schedule 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR SBI AcquisitionCo, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,596,216 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,596,216 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,216 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON OO

(1)
WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. ("WLR IV").  WL Ross & Co. LLC is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR IV.  WLR IV is the sole manager of WLR SBI AcquisitionCo, LLC ("WLR SBI").  WLR SBI holds directly 2,596,216 shares of common stock of the Issuer. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates IV LLC and WLR IV may be deemed to share voting and dispositive power over the shares  of common stock held by WLR SBI.

CUSIP No. 675234108	Schedule 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,596,216 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,596,216 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,216 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON OO

(1)
WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. ("WLR IV").  WL Ross & Co. LLC is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR IV.  WLR IV is the sole manager of WLR SBI AcquisitionCo, LLC ("WLR SBI").  WLR SBI holds directly 2,596,216 shares of common stock of the Issuer. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates IV LLC and WLR IV may be deemed to share voting and dispositive power over the shares  of common stock held by WLR SBI.

CUSIP No. 675234108	Schedule 13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,596,216 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,596,216 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,216 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON PN

(1)
WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. ("WLR IV").  WL Ross & Co. LLC is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR IV.  WLR IV is the sole manager of WLR SBI AcquisitionCo, LLC ("WLR SBI").  WLR SBI holds directly 2,596,216 shares of common stock of the Issuer. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates IV LLC and WLR IV may be deemed to share voting and dispositive power over the shares  of common stock held by WLR SBI.

CUSIP No. 675234108	Schedule 13G	Page 6 of 9 Pages

Item 1.
(a)   The name of the issuer is OceanFirst Financial Corp, a Delaware corporation (the "Issuer").
(b)	The Issuer's principal executive offices are located at 975 Hooper Avenue, Toms River, NJ 08753.
Item 2.
(a)	The names of the persons (collectively, the "Reporting Persons") filing this Schedule 13G (this "Statement") are:
•	WL Ross & Co. LLC
•	WLR SBI AcquisitionCo, LLC
•	WLR Recovery Associates IV LLC
•	WLR Recovery Fund IV, L.P.
(b)	The principal business office for each of the Reporting Persons is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, New York 10036.
(c)	Each of the Reporting Persons is organized under the laws of the State of Delaware.
(d)	This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer.
(e)	The CUSIP Number of the Common Stock is 675234108.
Item 3.
Not Applicable.
Item 4.	Ownership.
The percentages used in this Item 4 are calculated based on 47,675,979 shares of Common Stock outstanding.
WL Ross & Co. LLC
(a)	Amount beneficially owned: 2,596,216
(b)	Percent of Class: 5.4%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 2,596,216
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 2,596,216

WLR SBI AcquisitionCo, LLC
(a)	Amount beneficially owned: 2,596,216
(b)	Percent of Class: 5.4%
(c)	(i) Sole power to vote or to direct the vote: -0-

CUSIP No. 675234108	Schedule 13G	Page 7 of 9 Pages

(ii)	Shared power to vote or to direct the vote: 2,596,216
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 2,596,216

WLR Recovery Associates IV LLC
(a)	Amount beneficially owned: 2,596,216
(b)	Percent of Class: 5.4%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 2,596,216
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 2,596,216

WLR Recovery Fund IV, L.P.
(a)	Amount beneficially owned: 2,596,216
(b)	Percent of Class: 5.4%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 2,596,216
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 2,596,216
Item 5.	Ownership of 5 Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of a Group.
See Exhibit 1 attached hereto.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 16, 2018
WL ROSS & CO. LLC

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WLR SBI ACQUISITIONCO, LLC

By:	WLR Recovery Associates IV, L.P.,
its Sole Manager
By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross & Co. LLC,
its Managing Member

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross & Co. LLC,
its Managing Member

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross & Co. LLC,
its Managing Member

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

EXHIBIT INDEX TO SCHEDULE 13G
Exhibit 1	Identification of Members of the Group
Exhibit 2	Joint Filing Agreement among WL Ross & Co. LLC, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC and WLR SBI AcquisitionCo, LLC.